TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

DRILLING STARTS AT MIRANDA GOLD’S RED HILL AND COAL CANYON PROJECTS, NEVADA

Vancouver, BC, Canada – March 28, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce NuLegacy Gold Corporation (TSX-V: NUG), funding partner for both of Miranda's Red Hill and Coal Canyon projects in Eureka County, Nevada, has started its 2012 drill program. NuLegacy intends to drill about eight holes totaling a combined 10,500 to 14,000 ft (3,200-4,267 m) on the Red Hill and Coal Canyon projects.

NuLegacy plans two core holes totaling 4,000 to 5,000 ft (1,219-1,524 m) to off-set the high-grade gold mineralization in a 2006 reverse circulation hole BRH-013 that intersected 80 ft of 0.145 oz Au/t (24.4 m of 4.960 g Au/t) including 45 ft of 0.235 oz Au/t (13.7 m of 8.064 g Au/t). Miranda believes BRH-013 is the most significant drill intercept outside of Barrick’s holdings in the Cortez gold corridor.

Drill hole BRH-13 is on trend with and southeast of the new discoveries at Barrick's Red Hill/Goldrush projects. Barrick reports an Indicated resource of 1.27 million ounces of gold and an additional 3.3 million ounces of gold in the Inferred category at its Red Hill project and an initial Inferred resource of 2.45 million ounces at Goldrush. A total of 468,000 ft (142,646 m) of drilling ($64 million) is planned by Barrick at Red Hill/Goldrush in 2012 to expand and upgrade the resource.

In December 2011, NuLegacy completed a deep-penetrating induced polarization ("IP") and resistivity (“R”) survey that was centered around drill hole BRH-13.  According to Dr. Steininger, NuLegacy’s COO, "The new IP/R survey indicates that the structures and hydrothermal alteration related to the high-grade gold mineralization intersected in drill hole BRH-13 are much larger and thicker than indicated by the our previous IP/R survey." The new survey was designed to penetrate to a depth of over 700 m in order to develop a better understanding of the controls and the possible extensions of the high-grade gold mineralization that was intersected by BRH-013 and to guide the 2012 drilling.

At Miranda’s Red Hill project, NuLegacy also plans on drilling five reverse circulation (“RC”) holes totaling 5,000 to 7,500 ft (1,524 to 2,286 m) to further define other targets including mineralization along the Long Fault Anomaly, which lies approximately 5,500 ft (1,680 m) southeast of BRH-013.

At Miranda's Coal Canyon project, approximately 5 mi (8 km) west of Red Hill, NuLegacy plans additional field work preparatory to drilling at least one RC hole about 1,500 ft (457 m) deep.

The following table summarizes all significant gold intercepts in NuLegacy's drilling at Red Hill for 2010 and 2011. Significant intersects have gold grades of 0.010 oz Au/ton (0.343 g Au/t) or better over lengths of at least 5 ft (1.5 m). The significant gold intercepts are in stratigraphic units equivalent to those that host gold mineralization in the Cortez District.

Drill Hole	Depth-ft	Intercept-ft	Length-ft*	oz Au/ton*	Length-m*	g Au/t	Date reported
Red Hill
RHM10-001	1300	670-680	10	0.016	3.0	0.546	January 13, 2011
includes		675-680	5	0.019	1.5	0.622	January 13, 2011
RHM10-002	1200	970-1000	30	0.012	9.1	0.409	January 13, 2011
includes		995-1000	5	0.020	1.5	0.702	January 13, 2011
RHM11-006	1500	645-660	15	0.027	4.6	0.923	July 6, 2011
includes		650-655	5	0.055	1.5	1.874	July 6, 2011
RHM11-009	1415	980-995	15	0.017	4.6	0.610	August 31, 2011
RHM11-012	1000	445-460	15	0.025	4.6	0.841	November 4, 2011

*True widths of drilled gold intercepts cannot be determined at this time. Gold grades in oz Au/ton are calculated from original data in g Au/t.

Holes with significant gold intercepts, taken together with gold-anomalous holes, may all be part of one or more large gold systems, e.g., the distance between holes RHM10-001 and RHM10-002 is about 2,500 ft (760 m) and there are currently no holes in between the two.

Project Detail

Red Hill and Coal Canyon are sediment-hosted gold projects within the southeast-trending gold corridor that includes Barrick Gold's Pipeline, Cortez, and Cortez Hills mines and, to the southeast Barrick’s new discoveries at Red Hill/Goldrush. Miranda's projects are about 15 miles (24 km) southeast of the 12 million ounce Cortez Hills gold deposit and about 4 to 6 mi (6 to 10 km) southeast of Barrick's Redhill/Goldrush.

The Red Hill project covers 2.5 sq mi (6.7 sq km) and the Coal Canyon project, about 5 mi (8 km) west of Red Hill, covers 2.0 sq mi (5.2 sq km). These projects occur within a window of lower-plate limestone exposed through chert and siliceous sedimentary rocks of the upper-plate of the Roberts Mountains Thrust. These projects cover extensive areas of hydrothermal alteration occurring within fault zones and pervasively in lower-plate limestone.

In 2006, Red Hill drill hole BRH-013 intersected 80 ft of 0.145 oz Au/t (24.4 m of 4.960 g Au/t) from 1,920 to 2,000 ft (585.2 to 609.6 m), including 45 ft of 0.235 oz Au/t (13.7 m of 8.064 g Au/t) from 1,920 to 1,965 ft (585.2 to 598.9 m). Gold mineralization is hosted in silty carbonate rocks associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. These features indicate a Carlin-style gold system may be present at Red Hill.

In 2009 NuLegacy became Miranda's funding partner for Red Hill and in 2010 Coal Canyon was bundled into the Red Hill exploration agreement. NuLegacy's Red Hill Prospect, through the Miranda and other agreements, covers approximately 45 sq mi (116.5 sq km).

All data, disclosed in this press release, including analytical and test data, have been reviewed and verified by Joseph Hebert, Vice President of Exploration, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on near-by properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.